ManGroupUSAInc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




02060693

December 6, 2002



Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities
Exchange Act of 1934, enclosed please find copies of public announcements made by
Man Group plc. These announcements were also sent to the London Stock Exchange for
its information. Please contact the undersigned at (212) 589-6270, if you have any
questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me
in the enclosed envelope. Please note that our office has moved and is now located at the
address reflected above.

Sincerely yours,

Donna Balon
Vice President

v:\mb\ltr\Sec12s.doc

PROCESSED
DEC 3 0 2002
THOMSON
FINANCIAL

6 December 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 6 December 2002 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 869.85 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7285 3181

2 December 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 2 December 2002 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 881.3 pence per ordinary share.

Contact :

Peter Clarke   Man Group plc   020 7285 3181

27 November 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 November 2002 it purchased for cancellation 150,000 of its 10p ordinary shares at a price of 918.23 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7285 3181

25 November 2002

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 25 November 2002 it purchased for cancellation 50,000 of its 10p ordinary shares at a price of 939.19 pence per ordinary share.

Contact:
Peter Clarke   Man Group plc   020 7285 3181

Man Group plc
26 November 2002

26 November 2002

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 25 November 2002, the Net Asset Value
of AHL Diversified Futures Ltd was US$17.08, down 3.34% from the previous
week.

Contacts:
David Browne   Man Group plc   020 7285 3000
Lindsey Harrison   Gavin Anderson & Company   020 7554 1400

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified
Futures Limited (the "Company") nor does it constitute an offer for sale of
shares issued by the Company. Man Investment Products Limited is regulated in
the UK by the FSA.

It should be noted that the majority of the products that include AHL are
priced on a monthly basis and it is this pricing, therefore, that forms the
basis of the majority of performance fees earned. However, the products that
are priced on a weekly basis give a more up-to-date indication of the
progress of AHL. It should also be noted that whilst the products that will
be reported have been chosen to be indicative of the typical AHL product, the
performance of the individual products do vary. The product that will be
reported weekly will be AHL Diversified Futures Ltd. Its price is calculated
based on the close of business each Monday and its price will be published
after close of business London time on Tuesday of each week. The product that
will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business
day of each month. Its price will be released by 7am on the third business
day of each month.

The prices of this and other AHL products are also reported in the Financial
Times and the International Herald Tribune, in addition to data services such
as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of
Man Investment Products at www.manip.ch.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Man Group plc

2. Name of director

Dugald McMillan Eadie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

New Town Nominees Ltd - 25,000 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

In relation to the director named above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

25,000 shares

8. Percentage of issued class

0.008

9. Number of shares/amount of stock disposed

n/a

20. Description of shares or debentures involved: class, number

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23. Any additional information

n/a

24. Name of contact and telephone number for queries

Mr Peter Clarke 0207 285 3181

25. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke

Date of Notification

5th December 2001